April 12, 2007

Mail Stop 4561

Geoffrey S. M. Hedrick
Chief Executive Officer
Innovative Solutions and Support, Inc.
720 Pennsylvania Drive
Exton, PA 19341

       RE: **Innovative Solutions and Controls, Inc.**
             Amendment No. 1 to Form S-3
             Filed Mach 28, 2007
             File number 333-140018

             Form 10-K for September 30, 2006
             Filed December 12, 2006
             File number 0-31157

Dear Mr. Hedrick:

      We have reviewed you above amendment and have the following comments in that regard.

Form S-3
Incorporation of Certain Documents by Reference. Page 10

1. Please see our prior comment 5. We note that your definitive proxy soliciting materials were filed on February 5, 2007. According to General Instruction G(3) to Form 10-K, you may incorporate the Part III information only if the definitive proxy soliciting materials are filed within 120 days of the end of your fiscal year. Please amend your Form 10-K to include the Part III information and then amend your Form S-3 to incorporate that amended Form 10-K by reference.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Stephen M. Leitzell
       Dechert LLP
       Cira Centre
       2929 Arch Street
       Philadelphia, PA 19104-2808
       Facsimile number: (215) 994-2222